Exhibit 99.1

February 16, 2023

Globant Reports 2022 Fourth Quarter and Full Year Financial Results

Strong Revenue Growth and Solid Profitability

•	Fourth quarter revenues of $490.7 million, up 29.2% year-over-year
•	IFRS Diluted EPS of $0.91 for the fourth quarter
•	Non-IFRS Diluted EPS of $1.40 for the fourth quarter
•	Full year 2022 revenues of $1,780.2 million, up 37.3% year-over-year
•	IFRS Diluted EPS of $3.47 for the full year
•	Non-IFRS Diluted EPS of $5.08 for the full year

LUXEMBOURG / February 16, 2023 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months and year ended December 31, 2022.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth Quarter 2022 Financial Highlights

•	Revenues rose to $490.7 million, representing 29.2% year-over-year growth.
•	IFRS Gross Profit Margin was 37.4% compared to 38.0% in the fourth quarter of 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.0% compared to 39.4% in the fourth quarter of 2021.
•	IFRS Profit from Operations Margin was 11.2% compared to 11.5% in the fourth quarter of 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.1% compared to 16.7% in the fourth quarter of 2021.
•	IFRS Diluted EPS was $0.91 compared to $0.68 in the fourth quarter of 2021.
•	Non-IFRS Adjusted Diluted EPS was $1.40 compared to $1.07 in the fourth quarter of 2021.

Full Year ended December 31, 2022 Financial Highlights

•	Revenues rose to $1,780.2 million, representing 37.3% year-over-year growth.
•	IFRS Gross Profit Margin was 37.6% compared to 38.2% for the full year 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.2% compared to 39.5% for the full year 2021.
•	IFRS Profit from Operations Margin was 11.6% compared to 11.1% for the full year 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.3% compared to 16.5% for the full year 2021.
•	IFRS Diluted EPS was $3.47 compared to $2.28 for the full year 2021.
•	Non-IFRS Adjusted Diluted EPS was $5.08 compared to $3.76 for the full year 2021.

Other Metrics as of and for the quarter ended December 31, 2022

•	Cash and cash equivalents and Short-term investments were $340.9 million as of December 31, 2022, a decrease of $119.5 million from $460.4 million as of December 31, 2021, driven mainly by acquisitions, investments in our platform business and organic expansion initiatives. As of December 31, 2022, our credit facility was fully undrawn.
•	Globant completed the fourth quarter of 2022 with 27,122 Globers, 25,331 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the fourth quarter of 2022 was as follows: 61.7% from North America (top country: US), 22.7% from Latin America (top country: Argentina), 11.9% from EMEA (top country: Spain) and 3.7% from Asia and Oceania (top country: India).
•	Globant’s top customer, top five customers and top ten customers for the fourth quarter of 2022 represented 10.8%, 25.1% and 34.3% of revenues, respectively.
•	During the twelve months ended December 31, 2022, Globant served a total of 1,249 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 259 accounts generating more than $1 million of annual revenues, compared to 185 for the same period one year ago.
•	In terms of currencies, 77.5% of Globant’s revenues for the fourth quarter of 2022 were denominated in US dollars.

“2022 was our best year ever in terms of sales, geographic presence and brand growth. 2023 marks the 20th anniversary of Globant, and we continue to see a sizable opportunity to expand our business in the coming years, with analysts like IDC forecasting that digital transformation spending will reach $3.4 trillion in 2026,” said Martín Migoya, Globant’s CEO and Co-founder. “At the same time, there is a broad expansion of trends like AI which will have great impact on businesses. Given our focus on AI over the past several years, we are ready to lead the way in this new era and empower organizations to reinvent themselves for the future.”

“We are extremely proud of the results we delivered today. We ended 2022 with 37.3% year-over-year revenue growth, the second highest revenue growth rate since becoming a publicly listed company, while delivering another strong year of profitability and cash generation. Adjusted Operating Margins for 2022 stood at 16.3%, relatively unchanged on an annual basis, and we delivered Adjusted Diluted EPS of 5.08, representing 35.1% year-over-year growth. We strongly believe that the mid- and long-term demand for digital transformation remains intact. We see technology continuing to be at the center of every company's strategy,” explained Juan Urthiague, Globant’s CFO.

2023 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2023:

•	First quarter 2023 Revenues are estimated to be at least $470.0 million, or 17.1% year-over-year growth.
•	First quarter 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15-16%.
•	First quarter 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.27 (assuming an average of 43.2 million diluted shares outstanding during the first quarter).

•	Fiscal year 2023 Revenues are estimated to be at least $2,065 million, implying at least 16.0% year-over-year revenue growth. This expected growth includes a neutral FX outlook.
•	Fiscal year 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-17%.
•	Fiscal year 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $5.70 (assuming an average of 43.4 million diluted shares outstanding during 2023).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the fourth quarter 2022 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F4Q22EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 27,000 employees and we are present in more than 25 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related charges and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated statements of financial position as of December 31, 2022 and 2021 and its consolidated statement of comprehensive income for the three months and years ended December 31, 2022 and 2021, prepared in accordance with IFRS as issued by the IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Twelve Months Ended		Three Months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues	1,780,243	1,297,078	490,724	379,817
Cost of revenues	(1,110,848)	(802,090)	(307,204)	(235,499)
Gross profit	669,395	494,988	183,520	144,318
Selling, general and administrative expenses	(456,324)	(343,004)	(123,800)	(99,638)
Net impairment losses on financial assets	(6,364)	(7,551)	(4,541)	(1,035)
Other operating income and expenses, net	—	—	—	(11)
Profit from operations	206,707	144,433	55,179	43,634
Finance income	2,832	652	1,366	178
Finance expense	(16,552)	(12,708)	(5,142)	(4,206)
Other financial results, net	173	(3,923)	1,310	(1,092)
Financial results, net	(13,547)	(15,979)	(2,466)	(5,120)
Share of results of investment in associates	119	(233)	94	—
Other income and expenses, net	(395)	(3,369)	(2,414)	(482)
Profit before income tax	192,884	124,852	50,393	38,032
Income tax	(43,405)	(28,497)	(10,975)	(8,901)
Net income for the period	149,479	96,355	39,418	29,131
Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(21,770)	(3,733)	20,044	(1,106)
- Net change in fair value on financial assets measured at FVOCI	(107)	1	1,978	19
- Gains and losses on cash flow hedges	(3,171)	11	3,047	(662)
Total comprehensive income for the period	124,431	92,634	64,487	27,382
Net income attributable to:
Owners of the Company	148,891	96,065	39,185	28,973
Non-controlling interest	588	290	233	158
Net income for the period	149,479	96,355	39,418	29,131
Total comprehensive income for the period attributable to:
Owners of the Company	123,044	92,344	63,455	27,224
Non-controlling interest	1,387	290	1,032	158
Total comprehensive income for the period	124,431	92,634	64,487	27,382
Earnings per share
Basic	3.55	2.35	0.93	0.69
Diluted	3.47	2.28	0.91	0.68
Weighted average of outstanding shares (in thousands)
Basic	41,929	40,940	42,153	41,697
Diluted	42,855	42,076	43,079	42,833

Globant S.A.

Consolidated Statements of Financial Position as of December 31, 2022 and December 31, 2021

(In thousands of U.S. dollars, unaudited)

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	292,457	427,804
Investments	48,408	32,581
Trade receivables	425,422	300,109
Other assets	15,197	7,855
Other receivables	70,212	49,194
Other financial assets	6,529	2,057
Total current assets	858,225	819,600
Non-current assets
Investments	1,513	1,027
Other assets	10,657	8,583
Other receivables	16,316	24,263
Deferred tax assets	46,574	58,404
Investment in associates	1,337	—
Other financial assets	34,978	25,233
Property and equipment	161,733	133,373
Intangible assets	176,080	102,016
Right-of-use assets	147,311	144,581
Goodwill	738,026	567,451
Total non-current assets	1,334,525	1,064,931
TOTAL ASSETS	2,192,750	1,884,531
LIABILITIES
Current liabilities
Trade payables	81,937	63,210
Payroll and social security taxes payable	203,819	184,464
Borrowings	2,838	10,305
Other financial liabilities	59,316	63,059
Lease liabilities	37,681	25,917
Tax liabilities	23,454	18,071
Income tax payable	11,276	20,318
Other liabilities	808	955
Total current liabilities	421,129	386,299
Non-current liabilities
Trade payables	5,445	6,387
Borrowings	861	1,935
Other financial liabilities	82,222	61,226
Lease liabilities	97,457	108,568
Deferred tax liabilities	11,291	1,289
Income tax payable	—	877
Payroll and social security taxes payable	4,316	—
Provisions for contingencies	13,615	9,637
Total non-current liabilities	215,207	189,919
TOTAL LIABILITIES	636,336	576,218
Capital and reserves
Issued capital	50,724	50,080
Additional paid-in capital	950,520	872,030
Other reserves	(32,242)	(6,395)
Retained earnings	538,551	389,660
Total equity attributable to owners of the Company	1,507,553	1,305,375
Non-controlling interests	48,861	2,938
Total equity	1,556,414	1,308,313
TOTAL EQUITY AND LIABILITIES	2,192,750	1,884,531

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three months ended
	December 31, 2022	December 31, 2021
Net Income for the period	39,418	29,131
Non-cash adjustments, taxes and others	48,946	33,928
Changes in working capital	6,629	8,935
Cash flows from operating activities	94,993	71,994
Capital expenditures	(14,903)	(24,115)
Cash flows from investing activities	(71,272)	(44,357)
Cash flows from financing activities	(28,899)	1,179
Net (decrease) increase in cash & cash equivalents	(5,178)	28,816

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve Months Ended		Three Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Reconciliation of adjusted gross profit
Gross Profit	669,395	494,988	183,520	144,318
Depreciation and amortization expense	23,312	14,122	6,555	4,640
Share-based compensation expense - Equity settled	4,917	3,568	1,497	744
Adjusted gross profit	697,624	512,678	191,572	149,702
Adjusted gross profit margin	39.2%	39.5%	39.0%	39.4%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(456,324)	(343,004)	(123,800)	(99,638)
Depreciation and amortization expense	62,822	48,796	17,959	13,670
Share-based compensation expense - Equity settled	50,296	35,831	13,035	11,419
Acquisition-related charges (a)	13,612	12,860	4,611	3,482
Adjusted selling, general and administrative expenses	(329,594)	(245,517)	(88,195)	(71,067)
Adjusted selling, general and administrative expenses as % of revenues	(18.5)%	(18.9)%	(18.0)%	(18.7)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	206,707	144,433	55,179	43,634
Share-based compensation expense - Equity settled	55,213	39,399	14,532	12,163
Acquisition-related charges (a)	27,456	28,271	9,268	7,807
COVID-19-related charges (b)	—	2,228	—	—
Impairment of assets	—	—	—	11
Adjusted Profit from Operations	289,376	214,331	78,979	63,615
Adjusted Profit from Operations margin	16.3%	16.5%	16.1%	16.7%

Reconciliation of Net income for the period
Net income for the period	148,891	96,065	39,185	28,973
Share-based compensation expense - Equity settled	55,213	39,399	14,532	12,163
Impairment of assets	—	—	—	11
Acquisition-related charges (a)	28,765	35,465	10,856	9,067
COVID-19-related charges (b)	—	2,228	—	—
Tax effect of non-IFRS adjustments	(15,146)	(14,748)	(4,437)	(4,412)
Adjusted Net income	217,723	158,409	60,136	45,802
Adjusted Net income margin	12.2%	12.2%	12.3%	12.1%

Calculation of Adjusted Diluted EPS
Adjusted Net income	217,723	158,409	60,136	45,802
Diluted shares	42,855	42,076	43,079	42,833
Adjusted Diluted EPS	5.08	3.76	1.40	1.07

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Total Employees	23,526	24,504	25,924	26,541	27,122
IT Professionals	22,167	23,158	24,410	24,922	25,331

North America Revenues %	63.9	64.1	64.5	64.9	61.7
Latin America Revenues %	23.1	23.5	23.8	21.9	22.7
EMEA Revenues %	10.7	10.1	9.7	10.0	11.9
Asia and Oceania Revenues %	2.3	2.3	2.0	3.2	3.7

USD Revenues %	73.4	80.6	79.0	81.2	77.5
Other Currencies Revenues %	26.6	19.4	21.0	18.8	22.5

Top Customer %	11.0	11.0	10.5	10.7	10.8
Top 5 Customers %	26.8	28.0	25.7	24.7	25.1
Top 10 Customers %	37.6	38.6	36.7	34.5	34.3

Customers Served (Last Twelve Months)*	921	982	1,043	1,114	1,249
Customers with >$1M in Revenues (Last Twelve Months)	185	206	233	255	259

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant